# AGUILA AMERICAN RESOURCES LTD.

INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
JULY 31, 2002

*(Unaudited - Prepared by Management)*



AGUILA AMERICAN RESOURCES LTD.
#1305 - 1090 West Georgia Street
Vancouver, BC V6E 3V7
Phone: 604-685-9316 Fax: 604-683-1585

AGUILA AMERICAN RESOURCES LTD.

INTERIM BALANCE SHEETS

*(Unaudited - Prepared by Management)*

| | As at July 31, 2002 $ | As at April 30, 2002 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash | 83,998 | 165,420 |
| Amounts receivable and prepaids | 9,684 | 3,866 |
| | 93,682 | 169,286 |
| **CAPITAL ASSET** | 22,337 | 23,513 |
| **MINERAL PROPERTY** (Note 3) | 93,878 | 56,496 |
| | 209,897 | 249,295 |
| **LIABILITIES** | | |
| **CURRENT LIABILITIES** | | |
| Accounts payable and accrued liabilities | 224,832 | 238,876 |
| Advances | 7,885 | 7,885 |
| Amounts due to related parties (Note 5) | 71,874 | 178,342 |
| | 304,591 | 425,103 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| **SHARE CAPITAL** (Note 4) | 17,108,612 | 16,969,612 |
| **SHARE SUBSCRIPTIONS RECEIVED** | - | 139,000 |
| **DEFICIT** | (17,203,306) | (17,284,420) |
| | (94,694) | (175,808) |
| | 209,897 | 249,295 |

APPROVED BY THE DIRECTORS

*"Al-Nashir Jamal"*, Director

*"John Huguet"*, Director

*The accompanying notes are an integral part of these interim financial statements.*

AGUILA AMERICAN RESOURCES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED JULY 31

*(Unaudited - Prepared by Management)*

| | 2002<br>$ | 2001<br>$ |
|---|---|---|
| **REVENUE** | | |
| Interest income | 145 | - |
| **EXPENSES** | | |
| Accounting and administrative | 2,300 | - |
| Amortization | 1,176 | - |
| Interest and bank charges | 44 | 529 |
| Legal and audit | 4,104 | - |
| Management services | 4,500 | 13,500 |
| Office rent | 1,800 | 1,200 |
| Office, telecommunications and miscellaneous | 737 | 1,708 |
| Professional and consulting fees | 3,000 | 2,500 |
| Regulatory and transfer agent | 2,289 | 591 |
| Travel and related | 622 | 13,202 |
| | 20,572 | 33,230 |
| **LOSS BEFORE THE FOLLOWING** | (20,427) | (33,230) |
| **GAIN ON SETTLEMENT OF DEBTS** (Note 5) | 101,541 | - |
| **INCOME (LOSS) FOR THE PERIOD** | 81,114 | (33,230) |
| **DEFICIT - BEGINNING OF PERIOD** | (17,284,420) | (17,259,090) |
| **DEFICIT - END OF PERIOD** | (17,203,306) | (17,292,320) |
| **BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE** | $0.02 | $(0.03) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | 3,919,085 | 1,014,303 |

*The accompanying notes are an integral part of these interim financial statements.*

## AGUILA AMERICAN RESOURCES LTD.
## INTERIM STATEMENTS OF CASH FLOWS
## FOR THE THREE MONTHS ENDED JULY 31
*(Unaudited - Prepared by Management)*

| | 2002 $ | 2001 $ |
|---|---|---|
| **CASH FLOWS FROM (USED IN)** | | |
| **OPERATING ACTIVITIES** | | |
| Net income (loss) for the period | 81,114 | (33,230) |
| Add items not affecting cash | | |
| Amortization | 1,176 | - |
| Gain on settlement of debts | (101,541) | - |
| | (19,251) | (33,230) |
| Increase in amounts receivable and prepaids | (5,818) | - |
| Increase (decrease) in accounts payable and accrued liabilities | (14,044) | 31,796 |
| Decrease in amounts due to related parties | (4,927) | - |
| | (44,040) | (1,434) |
| **FINANCING ACTIVITY** | | |
| Advances payable | - | 1,303 |
| **INVESTING ACTIVITY** | | |
| Additions to mineral property | (37,382) | - |
| **DECREASE IN CASH** | (81,422) | (131) |
| **CASH - BEGINNING OF PERIOD** | 165,420 | 903 |
| **CASH - END OF PERIOD** | 83,998 | 772 |

See Note 6 for supplementary cash flow information.

*The accompanying notes are an integral part of these interim financial statements.*

**AGUILA AMERICAN RESOURCES LTD.**
**NOTES TO INTERIM FINANCIAL STATEMENTS**
**FOR THE THREE MONTHS ENDED JULY 31, 2002**
***(Unaudited - Prepared by Management)***

## 1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of acquiring, exploring and evaluating mineral properties and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

As at July 31, 2002, the Company had an accumulated deficit of $17,203,306 and a working capital deficiency of $210,909. These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

## 3. MINERAL PROPERTY

On April 15, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby the Company could earn up to a 75% working interest in an exploration concession (the "Angostura Property"), covering 999 hectares, located in the Department of Apurimac, Province of Grau, District of Curpahuasi, Peru.

The Company can earn an initial 60% interest in the Angostura Property by making total cash payments of US$625,000 (US$25,000 paid on signing), issuing 3,500,000 common shares of the Company and completion of work programs totalling US$1,900,000, all over a three year period. The Company may earn a further 15% interest by completing a bankable feasibility study.

The Angostura Property will be subject to a net smelter return royalty of between 1% - 2% on gold sales above 1 million ounces.

Completion of the Letter of Intent is subject to regulatory and shareholder approvals.

## 4. SHARE CAPITAL

Authorized - unlimited common shares without par value

| Issued | As at July 31, 2002 | | As at April 30, 2002 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance, beginning of period | 3,114,302 | 16,969,612 | 1,014,302 | 16,760,795 |
| Issued during the period | | | | |
| For cash | | | | |
| - Private placements | 1,390,000 | 139,000 | 2,100,000 | 210,000 |
| Share issue costs | - | - | - | (1,183) |
| | 1,390,000 | 139,000 | 2,100,000 | 208,817 |
| Balance, end of period | 4,504,302 | 17,108,612 | 3,114,302 | 16,969,612 |

(a) During the three months ended July 31, 2002, the Company completed the issuance of 1,390,000 units. Each unit comprised one common share and one warrant. Each warrant entitles the holder to purchase an additional common share, at a price of $0.12 per share. 500,000 warrants are exercisable on or before May 9, 2004 and 890,000 warrants are exercisable on or before June 26, 2004. 500,000 units were purchased by a private company owned by the President of the Company. The $139,000 proceeds had been previously received and recorded as share subscriptions received. As at July 31, 2002, all of the warrants remained unexercised.

(b) During the three months ended July 31, 2002, the Company granted share options to purchase 260,000 shares, exercisable on or before May 30, 2005, at $0.21 per share.

The following table summarizes information about the share options outstanding and exercisable at July 31, 2002:

| Range of Exercise Prices | Number of Options Outstanding and Exercisable at July 31, 2002 | Weighted Average Remaining Contractual Life | Weighted Average Exercise price |
|---|---|---|---|
| $5.00 | 2,500 | 0.23 years | $5.00 |
| $0.25 | 100,000 | 2.74 years | $0.25 |
| $0.21 | 260,000 | 2.83 years | $0.21 |
| | 362,500 | | |

AGUILA AMERICAN RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2002

*(Unaudited - Prepared by Management)*

4. SHARE CAPITAL (continued)

(c) The following table summarizes information about warrants outstanding at July 31, 2002:

| Number of Warrants Outstanding as at July 31, 2002 | Price | Expiry Date |
|---|---|---|
| 2,100,000 | $0.12 | Apr. 29/04 |
| 500,000 | $0.12 | May 09/04 |
| 890,000 | $0.12 | Jun. 26/04 |
| 3,490,000 | | |

5. RELATED PARTY TRANSACTIONS

(a) During the three months ended July 31, 2002, management fees of $4,500 (2001 - $13,500), and accounting, administrative and consulting fees of $5,300 (2001-$nil) were charged by private companies owned by officers and directors of the Company. As at July 31, 2002, $46,074 is due to the related parties and has been included in amounts due to related parties.

(b) During the three months ended July 31, 2002, the Company was charged $1,800 (2001 - $1,200) for office rent by a public corporation which the President and a director of the corporation are also officers and directors of the Company. As at July 31, 2002, $10,800 remained outstanding and has been included in amounts due to related parties.

(c) During the three months ended July 31, 2002, the Company negotiated settlement of the $92,205 outstanding to the former President of the Company, whereby it agreed to pay, over a three month period, $30,000 in settlement of the $92,205. As at July 31, 2002, $15,000 has been paid and $15,000 remained outstanding.

(d) During the three months ended July 31, 2002, the Company assigned its holdings in its Peruvian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is the former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. The subsidiary companies had been previously written off.

(e) Other related party transactions are disclosed elsewhere in these financial statements.

6. SUPPLEMENTARY CASH FLOW INFORMATION

During the three months ended July 31, 2002, the Company issued 1,390,000 units, comprising common shares and warrants, on completion of a private placement. The $139,000 cash proceeds had been previously received by the Company.

**AGUILA AMERICAN RESOURCES LTD.**

**SUPPLEMENTARY INFORMATION**

**FOR THE QUARTER ENDED JULY 31, 2002**

## 1.(a) GENERAL AND ADMINISTRATIVE

General and administrative expenses for the three months ended July 31, 2002:

| | $ |
|---|---|
| Accounting and administrative | 2,300 |
| Amortization | 1,176 |
| Interest and bank charges | 44 |
| Legal and audit | 4,104 |
| Management services | 4,500 |
| Office rent | 1,800 |
| Office, telecommunications and miscellaneous | 737 |
| Professional and consulting fees | 3,000 |
| Regulatory and transfer agent | 2,289 |
| Travel and related | 622 |
| | 20,572 |

## 1.(b) MINERAL PROPERTY

| | $ | $ |
|---|---|---|
| Acquisition costs (US$25,000) | | 39,950 |
| Due diligence costs | | |
| Legal costs | 3,583 | |
| Valuation and report preparation | 27,985 | |
| Travel and related costs | 11,317 | |
| Field supplies | 5,960 | |
| Casual labour and miscellaneous | 5,083 | 53,928 |
| Total as at July 31, 2002 | | 93,878 |

## 1.(c) RELATED PARTY TRANSACTIONS

(a) During the three months ended July 31, 2002, management fees of $4,500 (2001 - $13,500), and accounting, administrative and consulting fees of $5,300 (2001 - $nil) were charged by private companies owned by officers and directors of the Company. As at July 31, 2002, $46,074 is due to the related parties and has been included in amounts due to related parties.

(b) During the three months ended July 31, 2002, the Company was charged $1,800 (2001 - $1,200) for office rent by a public corporation which the President and a director of the corporation are also officers and directors of the Company. As at July 31, 2002, $10,800 remained outstanding and has been included in amounts due to related parties.

AGUILA AMERICAN RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED JULY 31, 2002

## 1.(c) RELATED PARTY TRANSACTIONS (continued)

(c) During the three months ended July 31, 2002, the Company negotiated settlement of the $92,205 outstanding to the former President of the Company, whereby it agreed to pay, over a three month period, $30,000 in settlement of the $92,205. As at July 31, 2002, $15,000 has been paid and $15,000 remained outstanding.

(d) During the three months ended July 31, 2002, the Company assigned its holdings in its Brazilian subsidiary companies to Hydromet Technologies Limited ("Hydromet"), a public company, the President of which is the former President and director of the Company, in settlement of the $39,336 which was outstanding to Hydromet. All costs associated with the subsidiary companies had been previously written off.

(e) Other related party transactions are disclosed elsewhere in these financial statements.

## 2.(a) SECURITIES ISSUED DURING THE THREE MONTHS ENDED JULY 31, 2002

| Date of Issue | Type of Security | Type of Issue | Number | Price | Total Proceeds | Type of Consideration | Commission |
|---|---|---|---|---|---|---|---|
| May 9/02 | Common | Private placement | 500,000 | $0.10 | $50,000 | Cash[(1)] | Nil |
| Jun. 26/02 | Common | Private placement | 890,000 | $0.10 | $89,000 | Cash[(1)] | Nil |

*(1) Proceeds received as of April 30, 2002.*

## 2.(b) OPTIONS GRANTED DURING THE THREE MONTHS ENDED JULY 31, 2002

| Date Granted | Number of Shares | Type of Option | Name | Exercise Price $ | Expiry Date |
|---|---|---|---|---|---|
| May 30/02 | 104,000 | Director | A. N. Jamal | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Director | J. Huguet | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Director | S. Gulamani | $0.21 | May 30/05 |
| May 30/02 | 52,000 | Employee | N. DeMare | $0.21 | May 30/05 |
| | 260,000 | | | | |

## 3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JULY 31, 2002

| Class | Par Value | Authorized Number | Issued Number | Issued Amount |
|---|---|---|---|---|
| Common | Without | Unlimited | 4,504,302 | $17,108,612 |

8

## AGUILA AMERICAN RESOURCES LTD.
## SUPPLEMENTARY INFORMATION
## FOR THE QUARTER ENDED JULY 31, 2002

### 3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JULY 31, 2002

| Security | Number | Exercise Price $ | Expiry Date |
|---|---|---|---|
| Options | 100,000 | 0.25 | March 26, 2005 |
| Options | 2,500 | 5.00 | October 22, 2002 |
| Options | 260,000 | 0.21 | May 30, 2005 |
| Warrants | 2,100,000 | 0.12 | April 29, 2004 |
| Warrants | 500,000 | 0.12 | May 9, 2004 |
| Warrants | 890,000 | 0.12 | June 26, 2004 |

### 3.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 2002

As at July 31, 2002, 73 shares are held in escrow.

### 3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JULY 31, 2002

Directors:
- Al-Nashir Jamal
- John Huguet
- Shafiq Gulamani

Officers:
- Al Nashir-Jamal - President and CEO
- Nick DeMare - Corporate Secretary

**AGUILA AMERICAN RESOURCES LTD.**

**MANAGEMENT DISCUSSION AND ANALYSIS**

**FOR THE QUARTER ENDED JULY 31, 2002**

## Angostura Property

On April 15, 2002, the Company entered into a letter of intent (the "Letter of Intent") whereby the Company could earn up to a 75% working interest in an exploration concession (the "Angostura Property"), covering 999 hectares, located in the Department of Apurimac, Province of Grau, District of Curpahuasi, Peru.

Under the terms of the Letter of Intent, the Company can earn an initial 60% interest in the Angostura Property by making total cash payments of US$625,000 (US$25,000 was paid on signing), issuing 3,500,000 common shares of the Company and completion of work programs totalling US$1,900,000, all over a three year period. The Company may earn a further 15% interest by completing a bankable feasibility study. The Angostura Property will be subject to a net smelter return royalty of between 1% - 2% on gold sales above 1 million ounces.

Completion of the Letter of Intent is subject to shareholder and regulatory approvals. Shareholder approval will be sought at the upcoming annual general meeting which has been scheduled for October 11, 2002. The Company has made an initial submission to the TSX Venture Exchange, who have indicated that the Company may be required to renegotiate certain of the terms of the Letter of Intent.

## Operations

During the three months ended July 31, 2002, the Company reported an income of $81,114, compared to the loss of $33,230 reported in the comparable period in 2001. The improved results in 2002 was due to the Company's negotiated settlement of amounts due to related parties, in which the Company recorded a gain of $101,541.

Corporate and general administrative expenses decreased by $12,658, from $33,230 in 2001 to $20,572 in 2002, a reflection of the significant reduction in activities, fees and expenses billed to the Company. Management fees charged by the President of the Company decreased by $9,000, from $13,500 in 2001 to $4,500 in 2002, a reflection of reduced corporate activities in 2002 and Company finances. Travel costs decreased by $12,580, from $13,202 in 2001 to $622 in 2002. During 2001, the Company conducted a number of trips to review numerous business opportunities.

## Liquidity and Outlook

As at July 31, 2002, the Company had a working capital deficit of $210,909. The working capital deficit includes approximately $150,000 of non-related party accounts payable relating to the prior business activities of the Company and $71,874 due to related parties. The accounts payable relating to prior business activities have been outstanding for an extended period of time. There has been no correspondence received by the Company from these creditors for payment. While the Company has continued to record these long outstanding payables, management does not believe that these amounts will ultimately be paid.

**AGUILA AMERICAN RESOURCES LTD.**

**MANAGEMENT DISCUSSION AND ANALYSIS**

**FOR THE QUARTER ENDED JULY 31, 2002**

The Company is working to raise additional capital but there is no guarantee that the Company will be successful. These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

## Investor Relations

The Company did not conduct any investor relations activities during the three months ended July 31, 2002.